Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Ratio of Earnings to Fixed Charges

American Tower Corporation

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in thousands):

	Year Ended December 31,
	2001	2002	2003	2004	2005
Computation of Earnings:
Loss from continuing operations before income taxes, minority interest and loss on equity method investments	$(521,314)	$(406,271)	$(317,718)	$(314,137)	$(127,474)

Add:
Interest expense	267,929	255,839	281,279	263,734	223,911
Operating leases	27,194	32,893	34,187	35,622	50,601
Amortization of interest capitalized	1,587	2,292	2,487	2,532	2,563

Earnings as adjusted	(224,604)	(115,247)	235	(12,249)	149,601

Computation of fixed charges:
Interest expense	267,929	255,839	281,279	263,734	223,911
Interest capitalized	15,321	5,835	672	226	473
Operating leases	27,194	32,893	34,187	35,622	50,601

Fixed charges	310,444	294,567	316,138	299,582	274,985

Deficiency in earnings required to cover fixed charges	$(535,048)	$(409,814)	$(315,903)	$(311,831)	$(125,384)

Ratio of earnings to fixed charges					.54	x

(1)	Interest expense includes amortization of deferred financing costs. Interest expense also includes an amount related to our capital lease with TV Azteca.
(2)	For the purpose of this calculation, “earnings” consists of loss from continuing operations before income taxes, minority interest, loss on equity method investments, fixed charges (excluding interest capitalized), and amortization of interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt discount and related issuance costs and the component of rental expense associated with operating leases believed by management to be representative of the interest factor thereon.